Sede legale: Piazza degli Affari, 2 - 20123 Milano

September 29, 2009

To
Mr. Larry Spirgel - Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for the Year Ended December 31, 2008
Filed April 10, 2009

File No. 1-13882

Dear Mr. Spirgel,

Thank you very much for your letter dated September 25, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2008, (the “2008 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

We hereby confirm that we will submit our responses to the Staff’s comments on the 2008 Form 20-F on or before October 23, 2009.

Please do not hesitate to contact Riccardo Taranto (tel: 011-39-02-8595-6850, fax: 011-39-02-8595-6987) or our counsel, Jeffrey M. Oakes, (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886) or the undersigned to discuss any questions or comments.

Very truly yours,

/s/ Marco Patuano Chief Financial Officer

cc:	Melissa Hauber Senior Staff Accountant Robert S. Littlepage, Jr. Accounting Branch Chief Jeffrey M. Oakes Davis Polk & Wardwell